UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

ARC Document Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00191G103
(CUSIP Number)

December 24 , 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00191G103
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Ira Sochet
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 2,311,633 (1)
(6) Shared Voting Power 0
(7) Sole Dispositive Power 2,311,633 (1)
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,311,633 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.0%
(12)	Type of Reporting Person (See Instructions) IN

(1)	Consists of shares of common stock held by Ira Sochet Trust, over which the Reporting Person has sole voting and dispositive control.

Item 1.	(a) Name of Issuer ARC Document Solutions, Inc.
(b) Address of Issuer's Principal Executive Offices 12657 Alcosta Boulevard, Suite 200 San Ramon, California, 94583
Item 2.
(a) Name of Person Filing

Ira Sochet

(b) Address of Principal Business Office or, if none, Residence

The address of the Reporting Person's principal business office is 121 14th Street, Belleair Beach, Florida 33786.

(c) Citizenship

United States.

(d) Title of Class of Securities

Common Stock, par value $0.001 per share

(e) CUSIP Number

00191G103

Item 3.             If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.
(a) Amount beneficially owned:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 2,311,633 shares of common stock. The shares of common stock beneficially owned by the Reporting Person includes shares of common stock held by Ira Sochet Trust, over which the Reporting Person has sole voting and dispositive control. The percentage of shares of the Issuer's common stock as reported in this Schedule 13G is based upon 45,887,122 shares of the Issuer's common stock outstanding on November 5, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

(b) Percent of class:

5.0%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	2,311,633
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,311,633
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 31, 2019

By:	/s/ Ira Sochet

Name: Ira Sochet